10026546

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2009 (MM/DD/YY) AND ENDING DEC 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE PALO ALTO SQUARE #210, 3000 EL CAMINO REAL
(No. and Street)

PALO ALTO (City) CA (State) 94036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN WAN 408-736-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN WAN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

848 STEWART DRIVE, SUITE 100 (Address) SUNNYVALE (City) CA (State) 94085 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARC FRIEDMAN
Commission # 1852937
Notary Public - California
Santa Clara County
My Comm. Expires Jun 7, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HINA GROUP, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(SEC FILE No. 8-66091)

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Table of Contents

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

We have audited the accompanying statement of financial condition of The Hina Group, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen Wan Accountancy Corporation

Stephen Wan Accountancy Corporation
Sunnyvale, California
February 27, 2010

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash and cash equivalents	$	76,265
Accounts receivable, net		327,184
Prepaid expenses		38,117
Property and equipment, net		33,769
Deferred tax asset (Options)		50,241
Security deposits		10,711
Total assets	$	536,287
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable	$	205
Total liabilities		205
Stockholder's equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		109,526
Retained earnings		276,556
Total stockholder's equity		536,082
Total liabilities and stockholder's equity	$	536,287

See accompanying notes to financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Statement of Operations

for the Year Ended December 31, 2009

Revenues		
Fee income	$	952,900
Interest income		21
		952,921
Expense		
Compensation		436,076
Rent		134,450
Professional services		14,641
Depreciation		11,060
Dues and licenses		32,463
Insurance		45,637
Telephone		42,800
Travel		68,562
Tax, other than income taxes		37,412
Other expense		37,458
		860,559
Income from operations		92,362
Impairment expense on investment		70,000
Income before provision for income taxes		22,362
Income taxes expense		17,964
Net income	$	4,398

See accompanying notes to financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Statement of Stockholder's Equity

for the Year Ended December 31, 2009

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance - January 1, 2009, as previously reported	150,000	$ 150,000	$ 109,526	$ 367,651	$ 627,177
Prior-period adjustment - Intangible assets correction				(29,360)	(29,360)
Prior-period adjustment - deferred tax assets correction				(66,133)	(66,133)
Net Income				4,398	4,398
Balance - December 31, 2009	150,000	$ 150,000	$ 109,526	$ 276,556	$ 536,082

See accompanying notes to financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Statement of Cash Flows

for the Year Ended December 31, 2009

Cash flows form operating activities:		
Net income (loss)	$	4,398
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation		11,060
Impairement loss of the investment		70,000
Prior period adjustment - deferred tax assets correction		(66,133)
Decrease in accounts receivable		(116,375)
Decrease in other assets		59,704
Increase in prepaid expenses		(38,117)
Decrease in other liabilities		(16,641)
Decrease in income taxes payable		(10,700)
Increase in accounts payable		205
Net cash used by operating activities		(102,599)
Net change in cash and cash equivalents		(102,599)
Cash and cash equivalents at beginning of year		178,864
Cash and cash equivalents at end of year	$	76,265
Supplemental cash flows disclosures:		
Income tax payments	$	24,575

See accompanying notes to financial statements

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)
for the Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Business Overview

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of The Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. The Hina Group Holdings is comprised of the following companies: The Hina Group, Inc., Hina Group Beijing and Hina Group Singapore.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying financial data has been prepared using the accrual basis of accounting and in accordance with the generally accepted accounting principles.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. Cash and cash equivalents primarily consist of cash deposited in checking and savings accounts.

Fair Value of Financial Instruments:

The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short-term maturities.

Income Taxes:

We adopted accounting guidance for the computation of income taxes. Deferred income tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities and are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success a s defined in the engagement letter. The Hina

Group, Inc. has a service agreement with The Hina Group Holdings. its parent company, which allows it to bill its parent for all costs plus an eight percent profit margin, where the eight percent profit margin is based on a transfer pricing study.

Accounts Receivable:

Accounts receivable are stated at net realizable value. Given that the only accounts receivable of the Company is its parent holding company, an allowance for doubtful accounts would not be deemed necessary.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into earnings in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2009, the Company did not have bank balance in excess of FDIC guarantee.

In 2009, The Hina Group Holdings accounted for 100% the total revenues.

NOTE 3 – Prior-period Adjustment:

At the time of the Company recorded the organization cost and start-up cost on 2003 and 2004, the company amortized these costs over the estimated lives instead of expensing those cost during the respective years. Retained earnings at the beginning of 2009 have been adjusted to correct for this error. Had the error not been made, accumulated retained earnings from 2003 to 2008 would have decreased by $29,360.

At the time of the Company recorded the bonus tax expense on 2006, the Company had booked $66,133 in deferred tax asset instead of in tax expense on 2006. Retained earnings at the beginning of 2009 have been adjusted to correct for this error. Had the error not been made, net income for 2006 would have decreased by $66,133.

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)
for the Year Ended December 31, 2009

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - Property and Equipment:

Property and equipment consists of the following:

Furniture and fixture	$	65,699
Equipment		19,117
Less: Accumulated depreciation		(51,047)
Net property and equipment	$	33,769

We recorded $11,060 of depreciation for year 2009.

NOTE 5 – Impairment of cost-based equity method investment

In December 2005, the Company performed services in exchange for 100,000 shares of Vweb stock at $0.70 per share. Subsequent to the receipt of the stock, the Company did not have significant influence over the investee, and the market value of the stock could not be readily determinable.

We periodically evaluated this cost-based equity investment by reviewing factors such as the financial condition and current business trend of the issuer. During 2009, we incurred a $70,000 charge within the statements of operations related to the write-off of our cost-based equity investment that was determined to be impaired on other-than-temporary basis.

NOTE 6 - Income Taxes

The provision for income taxes consists of the following:

Federal	$	16,668
State		8,089
Total current income tax	$	24,757

We had $50,241 of deferred tax assets as of December 31, 2009, due primarily to temporary differences between the book and tax basis of assets and liabilities.

NOTE 7 - Lease

The Company entered its operating lease agreement on September 2005 and the term of the lease through December 31, 2010. The Company does not renew lease agreement yet. The landlord holds a securities deposit in the amount of $8,645. The future minimum obligation under the operating lease at year ending December 31, 2010 approximates $134,959.

Rent expense for the year ended December 31, 2009 was $134,450.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - Related Party Transaction

The Company is a member of a group of companies owned by or affiliated with The Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of The Hina Group Holdings
The Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of The Hina Group Holdings
Hina Group Singapore	Subsidiary of The Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

Accounts receivable - The Hina Group Holdings	$	327,184

NOTE 9 – Options granted

The Company granted 1,770,000 shares of common stocks in 2006 with exercise price $0.50 per share. The total Options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 50,241 as of December 31, 2009.

NOTE 10 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $75,862, which was $70,862 in excess of its net capital requirements of $5,000.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Schedule I
Computation of Net Capital Pursuant to Rule 15C3-1 of the Securities and Exchange Commission

As of December 31, 2009

Net Capital		
Total shareholders' equity	$	536,082
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		536,082
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		327,184
Prepaid expense		38,117
Fixed asset		33,769
Deferred tax asset		50,241
Security deposits		10,711
		460,022
Net capital before haircuts on securities positions		76,060
Haircuts:		198
Net capital	$	75,862
Aggregate Indebtedness		
Accounts payable	$	205
Total aggregate indebtedness	$	205
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		14
Minimum net capital under rule 15c3-1(a)(2)(i)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(i))		5,000
Excess Net Capital		70,862
Excess Net Capital At 1000%		69,862
Ratio: Aggregate Indebtedness to Net Capital		0.27%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2009)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2009.

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of The Hina Group Holdings)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	No Applicable
A. Number of items	
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	No Applicable
A. Number of items	
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	No Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
The Hina Group, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements of The Hina Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen Wan Accountancy Corporation

Stephen Wan Accountancy Corporation
Sunnyvale, California

February 27, 2010